Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
Commission File No.: 1-34554

A Combined AT&T-DirecTV Will Benefit Diverse Communities

Diversity

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AT&T has found that it serves consumers best when its policies reflect our nation’s diversity. The transaction will thus serve the public interest by extending AT&T’s best-in- class diversity practices and policies to both DIRECTV’s employees and suppliers.

o	Overall, our AT&T workforce is 40 percent people of color.
o	In 2013, 48 percent of new hires at AT&T were people of color and the retention rate for people of color was 88 percent.
o	AT&T spent $15.5 billion in 2013 with diverse suppliers, which was 28 percent of our total.
o	Since 1988, hundreds of college graduates hired into AT&T have successfully completed AT&T's Leadership Development Program; 47 percent were people of color.
o
AT&T also supports the activities of 11 employee resource groups and five international employee networks with more than 61,000 members.  In 2013, they accumulated 200,000 hours of volunteer time, and granted $500,000 in scholarships.

o	We offer U.S. consumers and visitors access to vital AT&T services in more than 160 languages and we have converted more than 700 retail locations nationwide to bilingual concept stores.

Prices

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This transaction should put strong downward pressure on the prices for the combined company’s bundled products. That, in turn, will trigger competitive responses from competing cable providers, to the further benefit of consumers.

•	Additionally:
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In areas where AT&T currently offers wireline IP broadband service, the combined company will, for at least three years after closing, continue to offer standalone wireline broadband service at reasonable market-based prices, including a service with speeds of at least 6 Mbps down (where feasible) at a 12-month price no greater than $34.95 per month (provided that the price can be increased by no more than any increase in the Consumer Price Index for All Urban Consumers (CPI-U) for Communications every 12 months starting 12 months following deal close (subject to cost of living increases).

o
The combined company will offer, for at least three years after closing, standalone DIRECTV satellite video service at nationwide package prices that do not differ between customers in AT&T’s wireline footprint and customers outside the footprint.

Expanding Access to Broadband

•	The transaction will allow AT&T to expand its fastest wireline broadband service in urban areas.
o	Prior to this transaction, AT&T announced plans to deploy fiber to the premises (FTTP) to as many as 25 major metropolitan areas.
o	The content cost savings and other synergies of this transaction mean that AT&T will deploy its highest-speed fiber connections (U-verse FTTP) to at least 2 million more customer locations.
o	AT&T will commit to complete that deployment within four years of the transaction closing.
•	The combined company will also offer fixed wireless local loop broadband to an estimated 13 million largely underserved, rural customer locations
•	Widening AT&T’s broadband deployment will make myriad broadband-based services available to millions of people who currently lack sufficient connectivity to enjoy them.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.